SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2010

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR WELCOMES COURT OF APPEAL RULING THAT BAA MONOPOLY CAN NOW BE BROKEN UP

Ryanair, Britain's favourite airline, today (Wed 13th Oct) welcomed the decision by the Court of Appeal to overturn the Feb 2010 decision of the Competition Appeals Tribunal which upheld an appeal by the BAA airport monopoly against the Competition Commission's original Mar 2009 ruling that the BAA airport monopoly should be broken up in the interests of competition and a better deal for consumers.

Ryanair welcomed the fact that today's decision to dismiss the BAA monopoly's appeal against the Competition Commission's decision means that the sale of Glasgow and Stansted airports can now proceed, which will promote competition and a better deal for airport users and passengers.  The Competition Commission's original findings highlighted:

a) The BAA's monopoly ownership of Edinburgh and Glasgow airports has adversely affected competition.

b) The BAA's monopoly ownership of Heathrow, Gatwick and Stansted airports has adversely affected competition.

c) The way the BAA has conducted its business has adversely affected competition.

d) The inadequate regulatory regime operated by the CAA has adversely affected competition.

Ryanair renewed its call for the early sale of Stansted and Glasgow airports, which will pave the way for lower costs, lower fares and will reverse the traffic collapse which Stansted Airport in particular has suffered under the BAA monopoly's mismanagement in recent years.

Welcoming today's Court of Appeal judgement, Ryanair's Michael O'Leary said;

"Today's Court of Appeal ruling to dismiss the BAA's appeal is a great result for competition, consumer choice and passengers.  Ryanair has fought long and hard for the break-up of the high cost, inefficient BAA airport monopoly, and we welcome today's ruling which vindicates the original findings of the Competition Commission.

"We hope that Ferrovial, the Spanish owners of the BAA airport monopoly, will now accept this Court of Appeal ruling and move quickly to sell Stansted and Glasgow airports, so that more competition and a better deal for consumers can be ushered in as soon as possible.

"Over the past 3 years, traffic at Stansted Airport has declined from a high of 24m passengers to just 18m passengers in 2010.  This was entirely due to the BAA's high and rising prices, and the hopelessly ineffective regulatory regime run by the CAA which was long ago captured by the BAA monopoly.

"Ryanair congratulates the Competition Commission on successfully overturning the BAA monopoly's appeal, and we call again for the early disposal of Stansted and Glasgow airports, which will transform consumer choice, airport competition and will lower air fares for millions of passengers and visitors to the London and Scottish airports."

For further information please contact:                Stephen McNamara              Joe Carmody
                                                                                       Ryanair Ltd                            Edelman
                                                                                       Tel: +353-1-8121212           Tel. +353-1-6789333

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  13 October, 2010

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary